January 10, 2025

James Karrels
Senior Vice President and Chief Financial Officer
MacroGenics, Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

       Re: MacroGenics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36112
Dear James Karrels:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences